Contact

www.linkedin.com/in/emil-bohn-8547b2 (LinkedIn)

Top Skills

Change Management
Executive Coaching
Leadership Development

Certifications

The Leadership Circle 360 Profile coach

Emil Bohn

Retained Consultant at 3form - executive coaching, strategic planning & process improvement
Salt Lake City, Utah, United States

Summary

GLOBAL BUSINESS TRANSFORMATION LEADER

Thirty years plus experience leading transformational change in both privately held and public companies across the globe as an executive and management consultant. Led teams that played instrumental role in delivering results including: (1) increased health system IT systems reliability from 93% to 99.9%, (2) ski resort turnaround generating profitability for first time in 19 years, (3) project execution success rate in insurance company improved 55%, from 44% to 68%, (4) HR transformation generating $2.5M in yearly savings, (5) success merger of two IT organizations comprised of 8,000 employees and (6) sustained year over year growth rate of 40% in packaging company.

WORK LOCATIONS
#
United States, Canada, Europe, South/Central America and Asia Pacific

PROFESSIONAL EXPERIENCE

Packsize International LLC (On Demand Packaging) present- Retained Consultant

Packsize International LLC (On Demand Packaging) 2012- March 2015
Global VP of Org. Effectiveness & HR

Full Circle Group (Management Consulting) 2011-2012
Director of Operations & Management Consultant

Blue Shield California (Health Insurance) 2008-2011
Senior Director Organizational Capability

Maxcomm, Inc. (Management Consulting) 2006-2008
Management Consultant

Kaiser Permanente (Health Care) 2003-2006
Executive Director of Organization Effectiveness

Maxcomm, Inc. (Management Consulting) 1986-2003
Co-Founder and Partner

Utah State University (Education) 1977-1988
Tenured Associate Professor & Asst. Dept. Head

EDUCATION

PhD, Communication, University of Utah
MA, Communication, University of Montana
BS, Rhetoric, University of California at Davis

SPECIALITIES

Change leadership
Key talent acquisition & development
Building effective leadership teams & project teams
Organization design
Coaching & mentoring
Strategic communication
Employee engagement
Strategic planning & execution
Process improvement
Project & program management

Experience

3form

Retained Consultant
December 2015 - Present (8 years 9 months)
Greater Salt Lake City Area

Executive coaching, strategic planning and process improvement

AuST Development & Manufacturing
Management Consultant
January 2018 - Present (6 years 8 months)
SLC

Strategic Planning

Hotel Technology Next Generation (HTNG)
Management Consultant
April 2016 - Present (8 years 5 months)
Chicgo

Strategic Planning

Packsize International LLC
5 years 6 months

Retained Consultant
April 2015 - December 2017 (2 years 9 months)
Salt Lake City, Utah/Germany/Sweden

Executive coach/advisor to build leadership and organizational capabilities for aggressive global growth strategy

Global VP of Org. Effectiveness & HR
July 2012 - March 2015 (2 years 9 months)
Salt Lake City, UT/Germany/Sweden

• Led Strategic Partners Business Unit (C-Suite team)
- Incubated game changing partnership with global shipping company
- Charted long-term growth and global expansion strategy
• Key architect and leader in transition from entrepreneurial company to a more mature, reliable and scalable one while sustaining 40% year over year global growth
- Led two successful C-suite searches – COO and CTO
- Revamped North America compensation and benefit plans w/Mercer
- Implemented global employee engagement survey resulting in global Quality organization formation and launch of Packsize University
- Standardized global project management and change management practices
- Designed and implemented global leadership development program

\# - Built and led Program Management Office (PMO)

Black Diamond Equipment
Retained Consultant
July 2015 - February 2016 (8 months)
Salt Lake City, Utah & Basel, Switzerland

Business transformation advisor

Full Circle Group
Director of Operations & Management Consultant
February 2011 - October 2012 (1 year 9 months)
Salt Lake City, Utah

• Built internal Full Circle Group systems and processes to enable 50% plus growth
• Led successful search for full-time Director of Operations (now VP of Operations)
• Delivered executive coaching, team building, strategic planning and change management for a portfolio of international and domestic companies including VF Corporation, Black Diamond Equipment and Packsize International LLC

Blue Shield of California
Senior Director of Organizational Capability
September 2008 - January 2011 (2 years 5 months)
San Francisco, CA

Lead a team of six senior level consultants supporting a portfolio of 47 strategic projects/programs and over 80 project managers with change/ process/project management consulting and advising
• Results
\# - Project execution success rate increased from 44% to 68% (55% improvement) – 83% project success rate including projects within 10% of plan
\# - Designed/implemented project execution framework comprised of project, change and process management methodologies, tools and templates – tiered for 3 levels of change
\# - Designed/facilitated HR transformation effort – projected $2.5M savings
\# - PM assessment process improved from 31.5 days to 4.5 days (lapsed time to complete) and from 25.5 hours of internal resource time consumption to 8 hours

Maxcomm, Inc.
Management Consultant
January 2007 - September 2008 (1 year 9 months)

Salt Lake City, UT

• Oakwood Hospital System (w/Maxcomm, Inc.)

- Designed vision/values roll-out strategy and plan to support new CEO

• Dyson (w/Miick & Associates)

- Crafted change strategy and plan to achieve aggressive sales target

- Designed/delivered five-day leadership program for 100 leaders and managers

• PetroVietnam (w/CRA)

- Designed strategy/plan for merging two media companies

- Developed organizational design and employee selection process for merged company

Kaiser Permanente

Executive Director of Organization Effectiveness

December 2002 - December 2006 (4 years 1 month)

Oakland, CA

Direct report to the CIO/CAO ($2B operating budget with 5,500 IT employees supporting $34.4B HMO). Lead a team of four direct reports and ten to fifteen consultants with annual operating budget of $1M and $3-4M consulting budget.

• Increased IT capability, effectiveness and capacity to support implementation of a $5B electronic medical records systems through introduction and program management of twenty-eight OD/OE initiatives, e.g. IT governance process, accountability system, performance dashboard, Leadership Institute, 360 feedback process and on-boarding process

• Developed a high reliability culture leading to increased/sustained clinical systems availability (impacting 13,729 physicians, 28,552 nurses and 8.7 million members) from 93% to 99.7% driving major improvements in: (1) patient safety, (2) clinical outcomes, (3) employee, member and physician satisfaction, (4) revenue capture and (5) cost avoidance

• Built a new organizational change approach, KP Strategic Change Framework, used across Kaiser Permanente to guide selection/implementation of change strategies, methodologies and tools

• Provided executive coaching, teambuilding and change management support for Shared Services executives – IT, HR, Health Plan Admin., Finance, Quality and National Facilities

• Designed and built the IT Change Factory which integrated and aligned support functions, consultants, change methodologies/tools and change

initiatives into a cohesive whole significantly increasing initiative success rates and ROI

Maxcomm, Inc.
Co-Founder/Partner
November 1986 - December 2002 (16 years 2 months)
Salt Lake City, UT

Developed business, led project teams, created intellectual capital and managed this $5-7M management consulting firm specializing in large-scale change and leadership development.

• Co-author of The Quest for Service Quality in 1996 (St. Martin's Press)
• Author of forty plus articles appearing in both national and internal publications
• Selected Maxcomm, Inc. Consulting Engagements:
1) Snowbird Ski & Summer Resort (Owner) – Financial/operational turnaround leading to profitability for first time in nineteen years
2) GOJO Industries (Owner) – Quality transformation setting stage for highly successful Purell product launch
3) AT&T Capital's Technology Rentals & Services (President) – Operational turnaround followed by five years of record growth and profitability
4) Qwest/US West (CIO) – Successful merger of two IT organizations w/8K employees
5) Tupperware (CEO) – Cultural transformation across forty-two countries reducing product manufacturing and product introduction cycle time
6) Gannett Newspapers (SVP) – Trained high potential leaders yearly for fifteen years
7) Continental Airlines/Quality Service Institute (President) – Startup that trained 25k flight attendants from idea conception to completion in 18 months leading to greater customer satisfaction and employee loyalty
8) Ameritech (CIO) – IT Transformation changing operating model with the business from order taker to business partner

Utah State University
Professor
August 1977 - June 1988 (10 years 11 months)
Logan, UT

Tenured Associate Professor and Assistant Department Head

• Built Organizational Development program from scratch (utilizing existing courses across entire university), increasing student skill sets and marketability

• Resurrected Alpine ski team, secured industry sponsorship, served as interim coach and recruited full-time coach to take over program

• Developed, staffed and brought clients (e.g. Federal Express and Norton) to Outward Bound based Leadership Center as part of a four-professor team, generating new revenue stream

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Education

University of Utah
Ph. D., Communication · (1979 - 1984)

University of Montana
MA, Communication · (1974 - 1976)

University of California, Davis
BA, Rhetoric · (1970 - 1974)